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August 15, 2005


Mail Stop 0511

John D. Reynolds                            Faxed to: 202-942-9516
Assistant Director
Securities and Exchange Commission
Washington, D.C.

RE:  C A Networks, Inc.
        Registration Statement on Form SB-2, filed January 14, 2005 File No. 333-122080

Dear Mr. Reynolds:

         Please be advised that I represent the Company regarding the above-referenced matter.

         The Company herewith respectfully respects withdrawal of its Registration Statement on Form SB-2, filed January 14, 2005 ("Statement"). The Statement has not received any substantive comments from the Staff (other than your letter of January 18, 2005), nor has it been declared effective.

         The Company has decided to withdraw the Statement based on the fact it has merged with another company and no longer wishes to pursue the registration of its securities. No securities were sold were sold in connection with the proposed offering.

         The Company respectfully submits that the requested withdrawal is consistent with the public interest and the protection of investors.

         Thank you for your kind consideration and assistance in this regard.


Sincerely,


/s/ Michael J. Morrison, Esq.

Michael J. Morrison, Esq.


cc:  C A Networks, Inc.